For immediate release

Sify reports revenues of INR 3147 million for Q3 of FY 2014-15
EBITDA for the quarter stood at INR 537 million

Chennai, Tuesday, January 20, 2015: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the Third quarter of fiscal year 2014-15.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter ended December 31, 2014 was INR 3147 million, an increase of approximately 17% over the same quarter last year.

•	EBITDA for the quarter was INR 537 million, an increase of 30% over the same quarter last year.
•	Net Profit for the quarter was INR 83 million, an increase of approximately 32% over the same quarter last year.
•	CAPEX during the quarter was INR 201 million. Cash balance at the end of the quarter was INR 1558 million.

Mr. Raju Vegesna, Chairman and Managing Director, said, “As we close 2014, all indicators point to cautious optimism in the investment climate within India. While there is increasing confidence that the economy is poised for long-term growth, it will still be some time before the business community commits itself to significant new investments.

Our proven mix of services and solutions are being viewed as a viable alternative given the constraints on capital, balanced by the pressure to go to market more quickly. Sify’s flexibility and comprehensive ICT portfolio, combined with our OPEX-based service provider approach, is attractive to both emerging and established companies looking to revamp their legacy systems.

Our success in delivering the pan-India network integration project for the Government has earned us the acknowledgment of our peers. Some of India’s best IT companies are now our consistent partners, ensuring that our clients will receive both best of breed technology and faster response times.”

Mr. Kamal Nath, CEO, said, “During the Year 2014-15, we had launched various initiatives and offerings focussed on transformation of the IT Infrastructure of our clients. We are happy to share that these initiatives are resulting into multi-year transformation engagements with existing customers and new clients as well. These engagements are mostly around our Managed Network Services and Data Centre centric IT Services.

We are increasingly being recognised as “new age” IT Services Provider vis-a-vis traditional IT Services Companies. We would like to expand on this positioning in the coming quarters.”

Mr. M P Vijay Kumar, CFO, said, “This quarter, both revenue and EBITDA showed healthy growth despite increase in operating costs. Our Net Profit remains under some pressure due to increase in depreciation. This was anticipated based on the significant investment deployed in our new Data Centres, which are still in the early phases of operations. Depreciation and other costs associated with the Network Integration project for the Government have increased as we approach the handover phase.

Cash balance at the end of the quarter was INR 1558 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
Description	December	December	September	March
	2014	2013	2014	2014
				(Audited)

Revenue	3,147	2,698	3,160	10,460

Cost of Revenues	(1,780)	(1,620)	(1,983)	(6,137)

Selling, General and Administrative Expenses	(830)	(665)	(713)	(2,739)

EBITDA	537	413	464	1,584

Depreciation and Amortisation expense	(370)	(325)	(292)	(1,101)

Net Finance Expenses	(109)	(52)	(114)	(257)

Other Income	25	27	32	92

Profit for the period	83	63	90	318

Reconciliation with Non-GAAP measure

Profit for the period	83	63	90	318
Add:
Depreciation and Amortisation expense	370	325	292	1,101

Net Finance Expenses	109	52	114	257
Less:
Other Income	(25)	(27)	(32)	(92)

EBITDA	537	413	464	1,584

Business Highlights

Telecom

•	The data business continues to grow in revenue terms by 13% over the same quarter last year and by over 3% over last quarter.
•	Order Book has grown by 12% over last quarter.
•	During the quarter Sify won a large multi-year contract from a Public Sector Insurance company to provide connectivity to over 1000 branches.
•	Sify also won a WAN outsourcing contract from a global auto-major as it seeks to expand its distribution in India. The WAN outsourcing contract covers all aspects of the WAN including Security.
•	The continued focus on providing greater value through managing the customer networks is gaining traction with the links under Advanced Network Management having gone up by 7.6% during the quarter.
•	During the quarter, Sify handed over 4900+ circuits to various customers.

Data Centre Services

•	DC Business continues to grow in revenue terms by 5% over the same quarter last year and by over 4% over last quarter.
•	The business has signed up a total of 17 new customers this quarter.
•	The business also signed up a leading pharmaceutical company and a multinational consumer products company for hosting their mission critical setup.
•	India's No. 1 Cables & Wires Company also signed up to host their IT infrastructure.
•	Sify migrated the production setup for a leading global integrated security company to one of our Data centre.
•	Other key wins came from across the verticals like a leading IT distribution company, couple of Agricultural Chemicals organizations, a web-based vehicle tracking company and a leader in copyediting, proofreading, translation and research.
•	Wins also included one from a multi-Billion dollar business conglomerate that has presence in Chemicals, Shipping, Engineering and Metals, a Multinational corporation that designs, manufactures, markets and distributes vehicles and an Indian public trust that provides financial education and standards.

•	Sify expanded capacity in its Chennai Data Centre.
•	Sify was awarded the prestigious CIO Choice award for Integrated Data Centre solutions

Cloud and Managed Services

•	The business has grown by 51% over last quarter and 62% over the same quarter last year.
•	Order Book has grown by 40% over last quarter.
•	The business signed up a Shipping and Chemicals conglomerate, a Tobacco major and a Media house in multi-year deals.
•	Other large engagements were with a Cement major, an Agricultural Chemical organisation, a School stationary player, an upcoming Retail chain and one of India’s oldest Mobile service providers.

•	Other clients who have enhanced their engagements with us include a Health care chain, a Logistics player and a Retail brand.

Applications Integration Services

•	This business has grown over 27% Quarter on Quarter this year.
•	Order Book has grown by 12% over last quarter.
•	The business signed up 2 large orders from a Nodal agency for a State Government and a private education player.
•	For the Shipping and Chemicals conglomerate mentioned above, in addition to the Managed Services signup, we have also been entrusted SAP application support.
•	One of our multinational Pharmaceutical clients has renewed their eLearning contract.

Technology Integration Services

•	This business has added 27 new customers this quarter.
•	Sify won a contract for Network rollout and deployment of Network Infrastructure from a Large Public sector Insurance Company.
•	A Public Sector Bank contracted with Sify to setup and maintain their Security Operation center in a multi-year engagement.
•	A Mega Power Project engaged us to set up their Data Center and Data Recovery centers in two States.
•	A Large MNC healthcare Group contracted us to setup Network Infra and DC build.
•	A Public Sector Bank signed Sify as their Security Integrator to run their security operations.
•	We also signed a Large Private FSI to deploy Web Security services.
•	We have signed up with a leader in Cyber Security and malware protection as their Leading partner in India.
•	This business was accorded the “Government Partner of the Year” commendation by a leading Technology OEM.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1200 cities and towns in India. This telecom network today connects 38 Data Centres across India including Sify’s 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Centre services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in ISO / IEC 20000 - 1:2011 and ISO/IEC 27001:2005 certified for Internet Data Centre operations. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure and in TL 9000 for Enterprise Network Services, Network Integration Services including Design, Implementation and Support services. The latter certification is telecommunication industry's quality system standard that expands the requirements of the International Standards Organization's ISO 9000 quality management standard in use by industries worldwide. Sify has licenses to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2014, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) +1-646-284-9400 truc.nguyen@grayling.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com